

02041224

1-15102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

P.E.
6-3-02

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: June 18, 2002



By: ______________________

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Notice of Record Date and Payment of Interest on Shareholders' Equity related to the second quarter of 2002, dated June 14, 2002.

EXHIBIT 1

June 14, 2002.


EMBRAER

Embraer
Empresa Brasileira
de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170
12227 901 S. J. dos Campos - SP
Brasil

To
Mr. Roy Marmelo
Vice President
JP Morgan
60 Wall Street
New York NY
10260-0060

Fax: (1) 212 648 5104

Notice of Record Date and Payment of Interest on Shareholders' Equity related to the Second Quarter of 2002.

Embraer – Empresa Brasileira de Aeronáutica S/A (the "Company") informs that the Board of Directors meeting of today approved a cash distribution of payment of Interest on Shareholders' Equity to its shareholders of record in Brazil as of June 21, 2002 and to the ADSs holders as of June 26, 2002, at the rate of R$ 0.08644 per preferred share and R$ 0.07859 per common share. In accordance with the Brazilian law, the Interest on Shraeholders' Equity is subject to the Brazilian withholding tax at the rate of 15% or 25% if the beneficiary is a resident in a tax haven.

As one American Depositary Share represents four shares of the Company's preferred shares, the interest on shareholders' equity per American Depositary Share will be R$ 0.34576 Brazilian reais.

Due to the current floating exchange rate, the Company can not predict a specific dollar amount from the conversion of the value into U.S. Dollar at the time of payment thereof.

Do not hesitate to contact me at the phone number (55 12) 3927 1083 or Anna Cecilia Bettencourt at the phone number (55 12) 3927 1106, if you have any question.

Sincerely,

Carlos Rocha Villela
Legal Council & Executive Vice President

Copy: Mr. Marcos Rivero – Fax (1) 302 552-0340
Copy: Mrs. Maria Aparecida Simionato – Fax (11) 3247 5901
Copy: Mrs. Claire Horgan – Fax: (1) -212-848-7179